UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person	Issuer Name and Ticker or Trading Symbol Waste Connections, Inc. / WCNX

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

___X_Director ______10% Owner

___X_Officer (give ______Other (specify title below) below)

_West Region Vice President and Director

Dupreau, Eugene (Last) (First) (Middle)	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		Statement for Month/Year May, 2001
620 Coolidge Drive, Suite 350 (Street)			5. If Amendment, Date of Original (Month/Year) June 2001			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ___Form filed by More than One Reporting Person
Folsom, CA 95630 (City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/21/01	S		990	D	$29.86	99,814	D

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Eugene Dupreau      June 10, 2001

**Signature of Reporting Person Date

Ronald J. Mittelstaedt for Eugene Dupreau (Power of Attorney Attached)

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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See Instruction 6 for procedure.

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POWER OF ATTORNEY

WHEREAS, I am an officer or director of Waste Connections, Inc., a Delaware corporation (the "Company"), or I beneficially own more than five percent of the Company's common stock, which is registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended (the "Act"); and

WHEREAS, I am required to file with the Securities and Exchange Commission certain periodic reports about my stockholdings in the Company pursuant to sections 13 and 16 of the Act;

NOW, THEREFORE, I hereby:

        Authorize and constitute each of Ronald J. Mittelstaedt, Chairman, President and Chief Executive Officer of the Company, and Steven F. Bouck, Executive Vice President and Chief Financial Officer of the Company, as my true and lawful attorneys-in-fact with full power to sign for me any and all statements or reports required to be filed pursuant to sections 13 and 16 of the Act, including without limitation Schedules 13D and 13G and Forms 3, 4 and 5;

        Ratify and confirm my signature as it may be signed by such attorneys-in-fact on any such statements or reports signed on my behalf by any such attorney-in-fact and filed by any such attorney-in-fact with the Securities and Exchange Commission.

IN WITNESS WHEREOF, the undersigned has duly executed this instrument on the date indicated below.

/s/ Eugene V. Dupreau

Printed Name: Eugene V. Dupreau

Date: November 4, 2000